National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, Florida 32801
(407) 265-7348

June 17, 2016

Via EDGAR and FACSIMILE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:    Daniel L. Gordon
Isaac Esquivel

Re:	National Retail Properties, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 12, 2016
Form 8-K filed February 11, 2016
Form 8-K filed May 2, 2016
File No. 001-11290

Dear Gentlemen:

Please find the responses of National Retail Properties, Inc. (the “Company”, “we”, “us” or “our”) to your letter dated June 8, 2016, providing comments relating to the Company’s: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “10-K”), (ii) Form 8-K filed February 11, 2016 and (iii) Form 8-K filed May 2, 2016. In order to facilitate the review of this letter by the Staff of the Securities and Exchange Commission (the “Commission”), we have restated each of your numbered comments below and have included the Company’s response underneath each comment.
Form 10-K for the Fiscal Year Ended December 31, 2015 filed February 12, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Operations
Contractual Obligations and Commercial Commitments, page 29

1.	Please confirm, that you will disclose the amount of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.
Response:
The Company has reviewed Release 33-8350 footnote 46, and in future filings will provide the additional disclosure of interest related to debt.

Form 8-K filed February 11, 2016
Item 2.02 Results of Operations and Financial Condition

2.
Please provide us an explanation of the adjustments you make to arrive at “recurring funds from operations,” in particular the “taxable REIT subsidiary revocation election” adjustment. Please also tell us why management believes this non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure. See Item 10(e)(1)(i) (C) of Regulation S-K.

Response:
The Company reconciles Recurring Funds from Operations (“Recurring FFO”) to Funds from Operations (“FFO”) adjusting for GAAP income and expense amounts that it believes are infrequent and unusual in nature and/or not related to its core real estate operations. In particular, the taxable REIT subsidiary (“TRS”) revocation election adjustment was a result of the unusual and infrequent nature of the one-time charge in connection with writing off the deferred tax asset as a result of revoking the TRS tax status in 2015. We have not had a similar charge in the 15 years since the TRS was formed and do not anticipate one for the foreseeable future.

Recurring FFO is used by management in evaluating the performance of the Company’s core business operations. It appears that investors and analysts also frequently exclude these reconciling items in evaluating the Company’s results. Exclusion of these items from similar FFO-type metrics is common within the REIT industry, and we believe that our presentation provides investors with a potential metric to assist their evaluation of our operating performance in comparison to the operating performance of our peers.
The Company acknowledges that it will not make any adjustments to FFO to arrive at Recurring FFO if such adjustments are such that they are reasonably likely to recur.

Form 8-K filed May 2, 2016
Item 2.02 Results of Operations and Financial Condition

3.
You present AFFO available to common shareholders, that includes adjustments for straight line accrued rent, net capital lease rent adjustment and below market rent amortization, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 100.4). Please review this guidance when preparing your next earnings release.

Response:
The Company acknowledges the Staff’s comment and has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016. We will take such guidance into consideration.

4.
In addition, it appears that all of your adjustment to arrive at AFFO available to common shareholders are non-cash adjustments. This appears to be a liquidity measure and may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.02 and 102.05). Please review this guidance when preparing your next earnings release.

Response:
The Company acknowledges the Staff’s comment and has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016. We will take such guidance into consideration.
Please be advised that, in connection with the Staff’s comment and the Company’s response thereto, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (407) 265-7348.
Thank you for your consideration in these matters.
Sincerely,

/s/ Kevin B. Habicht
Kevin B. Habicht
Executive Vice President, Chief Financial Officer,
Treasurer and Assistant Secretary
National Retail Properties, Inc.

cc: Jeffrey B. Grill, Pillsbury Winthrop Shaw Pittman LLP